

May 13, 2024

Raul Parra
Chief Financial Officer and Treasurer
MERIT MEDICAL SYSTEMS INC
1600 West Merit Parkway
South Jordan , Utah 84095

> **Re: MERIT MEDICAL SYSTEMS INC**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **Form 8-K Filed February 28, 2024**
> **Response Letter Dated May 8, 2024**
> **File No. 000-18592**

Dear Raul Parra:

We have reviewed your May 8, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

Form 8-K Filed February 28, 2024

Exhibit 99.1

1. We note your responses to comments 1 and 3. Please further explain to us the specific nature of the consulting costs incurred for the corporate transformation initiative for each of the years presented addressing why these costs are not related to your operations, revenue generating activities and business strategy and thus represent normal, recurring operating expenses. In this regard, we note your statement that the purpose of the initiative is to drive value creation inclusive of optimizing certain commercial processes such as product life cycle management and pricing optimization, strengthening and enhancing the operating model and organizational structure, enhancing global manufacturing and supply chain processes through network consolidation and other

      manufacturing initiatives along with your statement that these costs do not represent restructuring activities. We further note your disclosure in your Form 10-Q for the first quarter of fiscal year 2024 that on February 28, 2024, you introduced your "Continued Growth Initiatives" Program and related financial targets for the three-year period ending December 31, 2026, for which you recognized consulting costs of $1 million. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

      Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services